[TRANSLATION]                       EXHIBIT  1

                                                                   July 31, 2008

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

SECURITIES AUTHORITY                TEL AVIV STOCK EXCHANGE
www.isa.gov.il                      www.tase.co.il

                 IMMEDIATE REPORT CONCERNING RECOMMENDATIONS AND
                      RESOLUTIONS OF THE BOARD OF DIRECTORS

                 Regulation 37 (a) of the Securities Regulations
                      (Periodic and Immediate Reports)-1970

     1. On July 30, 2008, the Board of Directors passed resolutions which do not require the approval of the General Meeting when passed as follows:

          ________________________________________________________________

     2. On July 30, 2008, the Board of Directors proposed the following resolutions for the approval of the General Meeting:

     To approve the amendment of Section 7 (6) of the Articles of Incorporation of the Bank, so that the current language shall be replaced with the following new language:

     "(6) Sixth - The surplus remaining from the difference which the State will pay (if it pays) to the the Bank at the time of its liquidation and/or at any earlier time, resulting from the greater increase of the increase of the Consumer Price Index as compared with the increase of the representative rate of the dollar regarding the dollar deposits which the Bank deposited with the State, according to and as detailed in the exchange of letters between the Bank and the Accountant General of the Ministry of Finance dated May 6, 1996, shall be paid to the holder or holders of the Ordinary "B1" share."

     The amendment of the Articles of Incorporation of the Bank requires the approval of the General Meeting. The Board of Directors approved the above amendment (along with the approval of the Audit Committee), since the amendment relates to the B1 share of the Bank which is held by the State of Israel, which is considered to be a "controlling holder" pursuant to
     Section 268 of the Companies Law - 1999.